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DAVID BROWN (404) 527-4927		EMAIL ADDRESS dbrown@mckennalong.com

May 27, 2009

VIA EDGAR

Securities and Exchange Commission

Main Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	Open Text Corporation Registration - Statement on Form S-4

Ladies and Gentlemen:

On behalf of our client, Open Text Corporation, a Canadian corporation (the “Company”), we submit herewith for filing the enclosed proxy statement/prospectus on a Registration Statement on Form S-4, (together with each of the Exhibits thereto), with respect to a proposed acquisition of Vignette Corporation, a Delaware corporation, by the Company.

Funds in the aggregate amount of at least $6,120, which represent the filing fee required to be paid by the Company, have been transmitted to the Commission’s U.S. Treasury designated lockbox depository account at U.S. Bank of St. Louis, Missouri by wire transfer on May 26, 2009.

If you have any questions or comments with respect to the Registration Statement, please call the undersigned at (404) 527-4927. My fax number is (404) 527-4198.

Very truly yours,

David Brown